SOURCE:	AXCAN PHARMA INC.
TSX SYMBOL (Toronto Stock Exchange):	AXP
NASDAQ SYMBOL (NASDAQ National Market):	AXCA

DATE:	May 10, 2006

Press release for immediate distribution

AXCAN PHARMA APPOINTS

NEW SENIOR VICE PRESIDENT AND CHIEF SCIENTIFIC OFFICER

MONT-SAINT-HILAIRE, QUEBEC – Axcan Pharma Inc. (NASDAQ: AXCA - TSX: AXP) today announced the appointment of Alexandre P. LeBeaut, M.D., as Senior Vice President and Chief Scientific Officer. Dr. LeBeaut will replace François Martin, M.D., who will continue to serve Axcan in an advisory role through September 30, 2006 to ensure a smooth and effective transition of responsibilities.

In his new role, which is in line with the Company’s succession planning efforts, Dr. LeBeaut will oversee all of Axcan’s drug development activities including the design and execution of Axcan’s clinical development programs and regulatory affairs. He will also provide strategic and tactical input for in-licensing opportunities. Dr. LeBeaut will be based at Axcan’s corporate office in Mont-Saint-Hilaire (Quebec).

“I'm pleased to welcome Dr. LeBeaut to the Axcan management team as he brings a proven track record of success in drug development. We really look forward to calling upon his global experience and depth of knowledge in pharmaceutical product development as well as his acute knowledge of the field of gastroenterology. Dr. LeBeaut’s leadership will also be invaluable as we move Axcan to the next stage of growth. With him on board, we will continue to accelerate our product pipeline development and focus on in-licensing late stage development products for the treatment of a number of gastrointestinal diseases and disorders,” commented Frank A.G.M. Verwiel, M.D., President and Chief Executive Officer of Axcan. "On behalf of the Company, I want to thank Dr. Martin for his nine years of service to Axcan. François has been a key contributor to the Company's growth since he joined the organization in 1997,” he concluded.

Dr. LeBeaut’s broad industry experience with specialty pharmaceutical companies spans more than 18 years. Prior to joining Axcan, Dr. LeBeaut held senior scientific positions with Novartis Pharmaceuticals Corporation where he was Vice President, Cardiovascular and Metabolism Global Clinical Development & Medical Affairs. Before occupying this position, he served as Vice President, U.S. Clinical Development & Medical Affairs – Arthritis, Bone Metabolism, Gastroenterology and Women’s Health. While at Novartis, Dr. LeBeaut served as a project leader on major research programs, including the development of Zelnorm® (tegaserod maleate), a drug that was approved in North America for the treatment of women with constipation as a symptom of irritable bowel syndrome.

Before joining Novartis in 2002, Dr. LeBeaut held a number of senior positions with pharmaceutical companies in the U.S., France and Italy, including the Schering Plough Research Institute (Kenilworlth, NJ), where he was a project leader for development programs focusing on Cardiovascular and Metabolism, Gastroenterology, Clinical Immunology and Infectious Diseases.

Dr. LeBeaut is a member of the American Gastroenterological Association, the American College of Gastroenterology, the American Society of Microbiology, the American Society of Critical Care Medicine, the American Academy of Pharmaceutical Physicians and the Association of Clinical Research Professionals.

Dr. LeBeaut received his medical degree with honors from the University of Paris VII, France in 1984 and is a pediatrician by training.

ABOUT AXCAN PHARMA

Axcan is a leading specialty pharmaceutical company specialized in the field of gastroenterology. Axcan markets a broad line of prescription products sold for the treatment of symptoms in a number of gastrointestinal diseases and disorders such as inflammatory bowel disease, irritable bowel syndrome, cholestatic liver diseases and complications related to cystic fibrosis. Axcan's products are marketed by its own sales force in North America and Europe. Its common shares are listed on the Toronto Stock Exchange under the symbol "AXP" and on the NASDAQ National Market under the symbol "AXCA".

“Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995.

This release contains forward-looking statements, which reflect the Company’s current expectations regarding future events. To the extent any statements made in this release contain information that is not historical, these statements are essentially forward-looking and are often identified by words such as “anticipate,” “expect,” “estimate,” “intend,” “project,” “plan” and “believe.” Forward-looking statements are subject to risks and uncertainties, including the difficulty of predicting FDA and other regulatory approvals, acceptance and demand for new pharmaceutical products, the impact of competitive products and pricing, new product development and launch, reliance on key strategic alliances, availability of raw materials, the regulatory environment, fluctuations in operating results, the protection of our intellectual property and other risks detailed from time to time in the Company's filings with the Securities and Exchange Commission and the Canadian Securities Regulators.

Zelnorm® is a trademark of Novartis AG.

INFORMATION:	Isabelle Adjahi
Director, Investor Relations
Axcan Pharma Inc.
Tel: (450) 467-2600 ext. 2000
www.axcan.com

AXCAN PHARMA INC.